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UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: December 31, 2005
Washington, D.C. 20549	Estimated average burden
hours per response............11

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No._________)*

    SKTF Enterprises, Inc.

                                                                                                   (Name of Issuer)

Common Stock

                                                                                        (Title of Class of Securities)

83082D 10 8

                                                                                               (CUSIP Number)

Brian A. Lebrecht, Esq.
The Lebrecht Group, APLC
22342 Avenida Empresa, Suite 220
Rancho Santa Margarita, CA 92688
(949) 635-1240

                                                     (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 16, 2003

                                                              (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (11-02)

CUSIP No. 83082D 10 8

1.     Names of reporting persons
         I.R.S. Identification Nos. of above persons (entities only)

        Richard A. Parlontieri

2.  Check the appropriate box if a member of a group (See Instructions)
(a) [  ]
(b) [X]

3.    SEC use only

4.    Source of funds (See Instructions): OO

5.    Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):

6.    Citizenship or place of organization: United States Citizen

Number of	7.	Sole Voting Power	600,000 shares of common stock

Shares Bene-
ficially Owned	8.	Shared Voting Power	0

by Each
Reporting	9.	Sole Dispositive Power	600,000 shares of common stock

Person With
	10.	Shared Dispositive Power	0

11.    Aggregate Amount Beneficially Owned by Each Reporting Person: 600,000 shares of common stock

12.    Check if the Aggregate amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11): 6%

14.    Type of Reporting Person (See Instructions): IN

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ITEM 1.   SECURITY AND ISSUER

Common stock, par value $0.001, of SKTF Enterprises, Inc., a Florida corporation, whose principal executive offices are located at 1059 E. Skyler Drive, Draper, UT 84020.

ITEM 2.   IDENTITY AND BACKGROUND

(a) Name: This statement is filed on behalf of Richard A Parlontieri, an individual (“Parlontieri”). Parlontieri is referred to as the “Reporting Person.”

(b) Residence or Business Address: The address of the Reporting Person is ;
1029 Peachtree Parkway North, Suite 310
Peachtree City, GA 30269

(c) Principal Occupation: Following the acquisition of Speedemissions, Inc. by SKTF Enterprises, Inc. Parlontieri became the President, Chief Executive Officer, Chief Financial Officer, Secretary and a Director of SKTF Enterprises, Inc.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f) Citizenship: The Reporting Person is a United States Citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired 600,000 shares of common stock of SKTF Enterprises, Inc. (“SKTF”) in exchange for 500,000 shares of common stock of Speedemissions, Inc. (“SEM”) as part of the acquisition of SEM by SKTF.

ITEM 4.   PURPOSE OF TRANSACTION

Parlontieri acquired the Common Stock pursuant to an Acquisition Agreement dated June 13, 2003 whereby SKTF Enterprises, Inc. acquired Speedemissions, Inc. (“SEM”), and all of the shareholders of SEM, including Parlontieri, exchanged their SEM stock for stock in SKTF. As a result of the acquisition, after giving effect to the stock issued as part of the acquisition, the shareholders of SEM owned 90% of the outstanding common stock of SKTF. The Reporting Person was added to the Board of Directors of SKTF as part of the acquisition, and the existing directors of SKTF resigned effective the 11th day after the mailing of a Schedule 14F-1 to the SKTF shareholders.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Reporting person is the sole owner and has sole voting and dispositive power over 600,000 shares of common stock, representing 6% of the currently issued and outstanding common stock.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER

None.

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ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Item No.	Description

2.1(1)	Acquisition Agreement dated June 13, 2003 with Speedemissions, Inc.

(1) Incorporated by reference to Exhibit 2.1 to SKTF Enterprises, Inc.’s 8-K filed June 17, 2003.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2003

Date

/s/ Richard A. Parlontieri

Signature

Richard A. Parlontieri, President/CEO

Name/Title

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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